Synergy Strips Corp.

2105 Burton Branch Road

Algood, TN 38506

May 27, 2014

FILED AS EDGAR CORRESPONDENCE

Steve Lo

Staff Accountant

Division of Corporation Finance

U. S. Securities & Exchange Commission

Washington, DC 20549

Re: Synergy Strips Corp.

Form 8-K

Filed May 7, 2014

File No. 000-55098

Dear Mr. Lo:

Thank you for your comment letter dated May 12, 2014. For the convenience of the Staff, we have restated the Staff’s comment in bold type followed with our response below.

Form 8-K Filed on May 7, 2014

Change in Accountant

1. When a reverse merger occurs, a change in accountants is presumed to have occurred as well unless the same auditor audited the pre-merger financial statements of both the registrant and the operating company. The successor auditor is presumed to be the one who will audit the post-merger financial statements. We note that Synergy Strips Corp. and Oro Capital Corp. had separate auditors. Please amend the Form 8-K to provide all information required by Item 304 of Regulation S-K.

Response: At the filing of the Form 8-K and as of the date of this letter, the registrant has not changed its auditor (M&K CPAS, PLLC). We note that the pre-merger financial statements of the operating company (Synergy Strips Corp.) were audited by its own auditor (L.L. Bradford & Company, LLC), in order to expedite the merger transaction. As of the date of this letter, we have not yet determined if the registrant’s auditor will be replaced, but we will timely disclose any change of auditor when it occurs under Item 4.01 of Form 8-K by providing all information required by Item 304 of Regulation S-K.

* * *

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. We acknowledge that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require anything further, please let us know.

Very truly yours, SYNERGY STRIPS CORP.

By:	/s/ Mark Suponitsky
Mark Suponitsky President and Chief Executive Officer